# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxus International, Inc., CIK 0000939930
CUSIP: 74737V205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6001 HOSPITALITY COURT, SUITE 100, MORRISVILLE, North Carolina (NC), 27560-2009
Date of event which requires filing of this statement: 11/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001313756
Persons authorized to receive notices and communications: Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Owl Creek Asset Management, L.P. (CIK 0001313756): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,865,355; sole dispositive power 0; shared dispositive power 3,865,355; aggregate amount beneficially owned 3,865,355 (15.7% of the class)
- Jeffrey A. Altman (CIK 0001269751): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,865,355; sole dispositive power 0; shared dispositive power 3,865,355; aggregate amount beneficially owned 3,865,355 (15.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Pyxus International, Inc.
Address of issuer's principal executive offices: 6001 HOSPITALITY COURT, SUITE 100, MORRISVILLE, North Carolina (NC), 27560-2009
Comment: The Reporting Persons previously reported their beneficial ownership of the Common Stock on Schedule 13G, as most recently amended by Amendment No. 4 thereto filed with the Securities and Exchange Commission (the "SEC") on September 3, 2024.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), the investment manager of Owl Creek Credit Opportunities Master Fund, Ltd. ("Owl Creek Credit Opportunities"), Owl Creek I, L.P., Owl Creek II, L.P. and Owl Creek Overseas Master Fund, Ltd. (collectively, the "Owl Creek Funds"), with respect to the shares of Common Stock held directly by the Owl Creek Funds; and

(ii) Jeffrey A. Altman ("Mr. Altman"), the managing member of Owl Creek GP, L.L.C., a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the shares of Common Stock held directly by the Owl Creek Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Residence or business address: The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of each of the Owl Creek Funds is serving as a private investment fund. The principal business of the Investment Manager is serving as investment manager to the Owl Creek Funds. The principal occupation of Mr. Altman is serving as the managing member of the General Partner.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Altman is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Owl Creek Funds acquired the 3,865,355 shares of Common Stock reported herein for an aggregate purchase price of approximately $10.8 million, including brokerage commissions, using the working capital of the Owl Creek Funds.

As described in Item 4, upon consummation of the Transactions (as defined in Item 4), the Owl Creek Funds expect to receive shares of Common Stock in exchange for Existing Debt (as defined in Item 4) held by them and as their pro rata share of the Early Signing Payment (as defined in Item 4) and the Backstop Put Option Premium (as defined in Item 4) and the SteerCo Put Option Premium (as defined in Item 4), and expect to purchase shares of Common Stock in the Equity Offering (as defined in Item 4) and pursuant to the Backstop Purchase Agreement (as defined in Item 4) using the working capital of the Owl Creek Funds.

The shares of Common Stock held by each of the Owl Creek Funds are held in a separate commingled margin account for such Owl Creek Fund, which account may extend margin credit to such Owl Creek Fund as and when required to open or carry positions in such margin account, subject to applicable margin regulations, stock exchange rules and credit policies. In such instances, the positions held in such margin account are pledged as collateral security for the repayment of debit balances in such account. Each margin account bears interest at a rate based upon the broker's funding rate (SOFR plus a spread) from time to time in effect, and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes.

Transaction Support Agreement

On November 5, 2026, the Owl Creek Funds, in their capacity as holders of term loans under the Intabex Term Loan Credit Agreement (the "Intabex Term Loans") and the Pyxus Term Loan Credit Agreement (the "Pyxus Term Loans"), the 8.50% Senior Secured First Lien Notes due 2027 issued by Pyxus Holdings, Inc. (the "Company") (the "Existing Notes" and, together with the Intabex Term Loans and the Pyxus Term Loans, the "Existing Debt") and Common Stock, and as members of an ad hoc group of creditors and equity holders (the "Ad Hoc Group"), entered into a Transaction Support Agreement (the "Support Agreement") with the Issuer, the Company, Pyxus Parent, Inc. (together with the Issuer and the Company, the "Company Parties") and the other holders of Existing Debt party thereto (together with the Owl Creek Funds, the "Creditor Parties"). Capitalized terms used but not defined in this Item 4 have the meanings given to them in the Support Agreement.

The Support Agreement provides for a series of transactions (the "Transactions") including: (i) an exchange of the Existing Notes, to be offered to Eligible Holders for Common Stock at a price per share of $3.25 (the "Equitization Price") and the Company's senior secured floating rate notes due 2031 (the "New Exchange Notes"); (ii) an exchange of the Pyxus Term Loans for Common Stock at the Equitization Price and New Exchange Notes; (iii) an exchange of the Intabex Term Loans for New Exchange Notes and cash; (iv) a private offering by the Issuer of up to $85,000,000 of Common Stock at a subscription price of $2.50 per share (the "Equity Offering") to holders of Existing Debt and certain other holders of Common Stock, of which $42,500,000 will be reserved for, and purchased directly by, certain Creditor Parties, including the Owl Creek Funds (the "Backstop Parties"), and the remaining $42,500,000 will be allocated pro rata among all eligible participants, with $37,500,000 of such remaining amount backstopped by the Backstop Parties, in each case pursuant to a backstop purchase agreement (the "Backstop Purchase Agreement"); and (v) certain amendments to the documents governing the Existing Debt (the "Existing Debt Amendments"). Holders that participate in the debt exchanges within 10 business days of launch will receive the full exchange consideration and later participants will receive 95% of such consideration.

The Transactions contemplate the issuance by the Issuer of up to an aggregate of 71,405,139 shares of Common Stock, including (i) 3,200,000 shares as an early signing payment allocated pro rata among members of the Ad Hoc Group that execute the Support Agreement on or prior to the Agreement Effective Date (the "Early Signing Payment") and (ii) pursuant to the Backstop Purchase Agreement, 3,350,000 shares as a premium payable to the Backstop Parties (the "Backstop Put Option Premium") and 2,400,000 shares as an additional premium payable to certain Backstop Parties (the "SteerCo Put Option Premium").

Under the Support Agreement, each Creditor Party has agreed, severally and not jointly, and among other things and subject to the terms and conditions thereof, to (i) tender or exchange all of its Existing Debt in the applicable debt exchange and deliver the related consents to the Existing Debt Amendments, and not withdraw such tenders; (ii) vote, the extent applicable, all of its Common Stock in favor of the amendment and restatement of the Shareholders Agreement of the Issuer, dated as of August 24, 2020 (as amended, the "Shareholders Agreement"), on the Closing Date (as so amended and restated, the "Amended Shareholders Agreement") and any other amendments to the Organizational Documents of any Company Party, in each case as reasonably requested by the Company; (iii) enter into a Mutual Release Agreement on the Closing Date; (iv) so long as it is a party to the Backstop Purchase Agreement, comply with its obligations thereunder; and (v) not take any action that would reasonably be expected to prevent, interfere with, materially delay or impede the consummation of the Transactions. In addition, each Creditor Party has agreed not to sell, pledge, transfer or otherwise dispose of any Existing Debt or Common Stock held by it during the Agreement Effective Period, subject to certain exceptions. Any Existing Debt or Common Stock acquired by a Creditor Party after the date of the Support Agreement will automatically become subject to its terms.

The Support Agreement terminates upon, among other events, the consummation of the Transactions, mutual written consent of the Company and the Majority Creditor Parties, or the failure of the Transactions to be consummated within 90 days after the Agreement Effective Date.

Backstop Purchase Agreement

On November 5, 2026, the Owl Creek Funds entered into the Backstop Purchase Agreement with the Issuer and the other parties thereto (collectively with the Owl Creek Funds, the "Commitment Parties"). Pursuant to the Backstop Purchase Agreement, and subject to the terms and conditions thereof and of the Support Agreement, (i) each Commitment Party that is a Direct Allocation Party has agreed, severally and not jointly, to purchase on the Closing Date its Direct Allocation Commitment Percentage of the $42,500,000 of Common Stock in the Equity Offering reserved for the Backstop Parties, at a purchase price of $2.50 per share (the "Purchase Price"), and (ii) each Commitment Party that is a Backstop Party has granted the Issuer a put option that, upon exercise, requires such Backstop Party to purchase on the Closing Date, at the Purchase Price, its Backstop Commitment Percentage of the shares of Common Stock in the $37,500,000 backstopped portion of the Equity Offering that are not validly subscribed for by other participants in the Equity Offering. The Owl Creek Funds' aggregate commitments under the Backstop Purchase Agreement are $14,750,507.50, or approximately 18.4% of the aggregate commitments of $80,000,000, consisting of a Direct Allocation commitment of $7,836,207.11 and a Backstop Commitment of $6,914,300.39.

In consideration for the commitments, the Issuer will pay on the Closing Date, subject to certain conditions, the Backstop Put Option Premium to the Commitment Parties and the SteerCo Put Option Premium to certain Commitment Parties, in each case allocated among the applicable Commitment Parties as set forth in the Backstop Purchase Agreement and payable in newly issued shares of Common Stock valued at the Purchase Price. The Owl Creek Funds' allocated percentage of the Backstop Put Option Premium is approximately 18.4% and of the SteerCo Put Option Premium is approximately 24.5%.

The Backstop Purchase Agreement terminates automatically upon any termination of the Support Agreement (other than upon consummation of the Transactions), and may be terminated by the Issuer or the Requisite Commitment Parties if the Closing Date has not occurred on or prior to the Outside Date (as defined in the Support Agreement), or by mutual written consent of the Issuer and the Requisite Commitment Parties. The shares of Common Stock purchased under the Backstop Purchase Agreement, which are issued as part of the Equity Offering, and the shares of Common Stock issued in payment of the Backstop Put Option Premium and the SteerCo Put Option Premium will be issued in a private placement exempt from registration under the Securities Act of 1933, as amended, without registration rights (other than as disclosed below pursuant to the Shareholders Agreement), and will constitute restricted securities.

Shareholders Agreement

The Investment Manager, on behalf of the Owl Creek Funds, is party to the Shareholders Agreement, among the Issuer and the investors party thereto, as amended by the First Amendment to Shareholders Agreement, dated September 14, 2020. Under the Shareholders Agreement, the Owl Creek Funds are required, among other things, to vote their shares of Common Stock in favor of the election of the director nominees designated in accordance with the Shareholders Agreement, and are subject to certain transfer restrictions, drag-along obligations and confidentiality obligations. The Owl Creek Funds are also entitled to certain tag-along rights, rights of first offer, preemptive rights and, following the listing of the Common Stock on a national securities exchange, demand and piggyback registration rights under the Shareholders Agreement.

On November 5, 2026, the Issuer and the Glendon Investor, the Monarch Investor, the Owl Creek Investor and the Intermarket Investor (each as defined in the Shareholders Agreement and, collectively, the "Consenting Investors") entered into a Second Amendment and Waiver to Shareholders Agreement (the "Shareholders Agreement Amendment"), pursuant to which (i) each Consenting Investor, on behalf of itself and its affiliates that hold Common Stock, irrevocably waived any preemptive rights and related notice rights under Article IV of the Shareholders Agreement in connection with the issuance of securities pursuant to the Transactions and (ii) Section 4.8 of the Shareholders Agreement was amended to exclude from such preemptive rights any issuance of securities pursuant to, in connection with or otherwise consistent with the Transactions, including in the debt exchanges, the Equity Offering and pursuant to the Backstop Purchase Agreement, and any issuance in payment of a structuring fee, put option premium or early signing payment. If the Support Agreement is terminated prior to the Closing Date, such waiver and amendment will automatically terminate and Section 4.8 of the Shareholders Agreement will revert to its prior form.

The foregoing descriptions of the Support Agreement, the Backstop Purchase Agreement, the Shareholders Agreement, the First Amendment to Shareholders Agreement and the Shareholders Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits 99.1 through 99.5 hereto and are incorporated herein by reference.

General

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Support Agreement, depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the consummation of the Transactions, actions taken by the board of directors of the Issuer, price levels of the Common Stock and the Existing Debt, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, Existing Debt or other financial instruments related to the Issuer or selling some or all of their holdings, and, alone or with others, engaging in communications with the board of directors and management of the Issuer, other stockholders and creditors of the Issuer and other persons regarding the Issuer and the Transactions.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals, and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 24,607,791 shares of Common Stock outstanding as of October 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026, filed with the SEC on November 5, 2026.

By virtue of the Support Agreement, the Reporting Persons, Glendon Capital Management, L.P., Holly Kim Olson, Glendon Opportunities Fund, L.P. and Glendon Opportunities Fund II, L.P. (collectively, the "Glendon Parties"), and Intermarket Corporation and certain of its managed funds (collectively, the "Intermarket Parties") may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act and the "group" may be deemed to beneficially own an aggregate of 12,879,829 shares of Common Stock, representing approximately 52.3% of the outstanding shares of Common Stock, based on information provided by the Glendon Parties. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Glendon Parties and the Intermarket Parties. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of any such shares for purposes of Section 13(d) of the Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: See Item 2. The Owl Creek Funds have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein. Owl Creek Credit Opportunities has such rights with respect to more than 5% of the outstanding shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Owl Creek Funds currently hold, directly or, in the case of the Intabex Term Loans and the Pyxus Term Loans, through Owl Creek Investments I, LLC, the lender of record, approximately $16.1 million in aggregate principal amount of Intabex Term Loans, approximately $6.3 million in aggregate principal amount of Pyxus Term Loans and approximately $6.4 million in aggregate principal amount of Existing Notes. Subject to the Support Agreement, the Owl Creek Funds may purchase or sell such debt instruments (or other debt instruments issued from time to time by the Issuer or its subsidiaries), and may also seek to exercise their rights as debtholders under the applicable agreements and indentures and applicable law.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Transaction Support Agreement, effective as of November 5, 2026, by and among Pyxus Holdings, Inc., Pyxus International, Inc., Pyxus Parent, Inc. and the Creditor Parties party thereto (including the term sheet attached as Exhibit B thereto) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the SEC on November 6, 2026).

99.2 Form of Backstop Purchase Agreement, dated as of November 5, 2026, by and among the Issuer and the Commitment Parties party thereto (incorporated by reference to Exhibit 9 to Amendment No. 4 to the Schedule 13D filed by the Glendon Capital Management, L.P. with the SEC on November 9, 2026).

99.3 Shareholders Agreement of Pyxus International, Inc., dated as of August 24, 2020, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K12G3 filed with the SEC on August 24, 2020).

99.4 First Amendment to Shareholders Agreement, dated September 14, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 14, 2020).

99.5 Second Amendment and Waiver to Shareholders Agreement, dated as of November 5, 2026, by and among the Issuer and the Consenting Investors (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2026).

99.6 Joint Filing Agreement, dated November 12, 2026.

## Signatures
- Owl Creek Asset Management, L.P.: /s/ Jeffrey A. Altman, By: Owl Creek GP, L.L.C., its General Partner, By: Jeffrey A. Altman, Managing Member (11/12/2026)
- Jeffrey A. Altman: /s/ Jeffrey A. Altman, Jeffrey A. Altman, Individually (11/12/2026)